中信泰富有限公司
BY COURIER
===========

03 JUL 22 AM 7:21

Exemption No. 82-5232


CITIC PACIFIC

Date : 18th July, 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.


03024727

SUPPL

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since June 19, 2003 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

PROCESSED
JUL 30 2003
THOMSON FINANCIAL

Alice Tso
Company Secretary

dlw 7/22

Encl.
AT/wy/LTR-2115

Annexure

CITIC Pacific Limited

List of Information that the Company since June 19, 2003 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Monthly Return on Movement of Listed Equity Securities
   Date : July 3, 2003
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Press Announcement regarding the realisation of investment in Yanan East Road Tunnel in Shanghai, PRC – Change in payment arrangement
   Date : July 15, 2003
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

Monthly Return On Movement of Listed Equity Securities
For the month ended 30th June, 2003

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai Tel No.: 2820-2111
(Name of Responsible Official)

Date : 3rd July, 2003

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :   2. Preference shares :

✓3. Other classes of shares :   please specify : shares

4. Warrants :   please specify : ____

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date): (____)	---	--	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,188,460,160	--	---
Increase/(Decrease) during the month	---	--	---
Balance at close of the month :	2,188,460,160	--	---

(D) Details of Movement :

- please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 18.20	11,550,000	--	--	--	11,550,000	Nil
2. ______ Exercise price: HK$ ______						
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ *Subscription price:* *HK$* ______						
2. ______ *Subscription price:* *HK$* ______						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
______ Convertible price: HK$ ______						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						Nil

Authorised Signatory:

Remarks : ______________________



Name : Alice Tso Mun Wai
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

The Standard 16th July, 2003 (Wed.)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of contents of this announcement.


CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

DISCLOSEABLE TRANSACTION

REALISATION OF INVESTMENT IN YANAN EAST ROAD TUNNEL IN SHANGHAI, PRC

CHANGE IN PAYMENT ARRANGEMENT

Further to CITIC Pacific's announcement dated 10 June 2003, the Directors announce that a supplemental agreement ("**Supplemental Agreement**") was reached on 15 July 2003 between the parties to the SCTD Agreement (i.e. the agreement under which the Group's investment in Yanan East Road Tunnel was sold) that the consideration payable under the SCTD Agreement be settled solely in Renminbi, instead of partly in US dollars and partly in Renminbi.

References are made to CITIC Pacific's announcement dated 10 June 2003 and its circular dated 30 June 2003 ("**Circular**"). Capitalised terms used in this announcement shall have the same meanings as given to them in the Circular.

It was announced on 10 June 2003 that the Group had entered into agreements to sell, amongst other things, the Group's entire investment in Yanan East Road Tunnel in Shanghai, PRC.

The consideration payable to the Group as provided in the SCTD Agreement comprised US$36,100,000 and RMB15,417,000 (i.e. a total consideration of approximately HK$296 million). Under the Supplemental Agreement, it is agreed that the consideration amount of US$36,100,000 shall be settled in Renminbi using the average buying and selling rate for foreign exchange published by the People's Bank of China on the date of the payment. Such payment was made on 15 July 2003. Save as amended by the Supplemental Agreement, the terms of the SCTD Agreement remain unchanged.

The total consideration equivalent to approximately HK$296 million payable under the SCTD Agreement as mentioned above, together with the consideration payable under the other agreements as detailed in the Circular amounting to a total of US$714,860,000 (equivalent to approximately HK$5,576 million) and RMB305,293,000 (equivalent to approximately HK$288 million) have been received by the Group.

(The exchange rate of Renminbi to Hong Kong dollars quoted in this announcement adopts a rate of RMB1 equivalent to HK$0.9425. The exchange rate of US dollars to Hong Kong dollars quoted in this announcement adopts a rate of US$1 equivalent to HK$7.8)

By Order of the Board
Alice Tso Mun Wai
Secretary

Hong Kong, 15 July 2003